Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated March 1, 2010 and Index Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 13, 2010

$ Capped Market Plus Notes due May 9, 2011 Linked to the S&P GSCI® Excess Return Index Global Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing May 9, 2011†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about April 16, 2010†† (the “pricing date”) and are expected to issue on or about April 23, 2010†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P GSCI® Excess Return Index (Bloomberg ticker symbol “SPGCCIP <Index>”) (the “Index”). For a description of the Index, see the information set forth under “Commodity Indices—S&P GSCI® Commodity Indices” in the index supplement.

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 13.85%.

Minimum Coupon Percentage:	5.00%

Barrier Level:	80% × initial level

Payment at Maturity:

If the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the greater of (a) the minimum coupon percentage and (b) the index return, subject to the maximum return. For example, if the index return is 13.85% or more, you will receive the maximum return on the Notes of 13.85%, which entitles you to the maximum payment of $1,138.50 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × the greater of (a) Minimum Coupon Percentage and (b) Index Return]

If the closing level of the Index is below the barrier level on any day between the pricing date and the final averaging date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the index return, subject to the maximum return. For example, if the index return is 13.85% or more, you will receive the maximum return on the Notes of 13.85%, which entitles you to the maximum payment of $1,138.50 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is below the barrier level on any day between the pricing date and the final averaging date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × Index Return]

You may lose some or all of your principal if you invest in the Notes. If the closing level of the Index is below the barrier level on any day between the pricing date to the final averaging date, inclusive, your Notes will be fully exposed to any declines in the Index and you may lose some or all of your investment at maturity.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the closing level of the Index on the pricing date.

Final Level:	The arithmetic average of the closing level of the Index on each of the five averaging dates.

Averaging Dates:	April 26, 2011†, April 27, 2011† , April 28, 2011†, April 29, 2011† and May 2, 2011† (the “final averaging date”)

Maturity Date:	May 9, 2011†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740LNK7 and US06740LNK79

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities ” in the prospectus supplement. If any averaging date is not a scheduled trading day, then such averaging date will be the next succeeding scheduled trading day, and any subsequent averaging dates will be postponed to occur on the next following scheduled trading days. If the final averaging date is postponed because it or any other averaging date was not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final averaging date (as postponed) and the maturity date (as postponed) remains the same.

††	Expected. In the event we make any change to the expected pricing date and issue date, the averaging dates and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, the index supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 and the index supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

•	Index supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043717/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial level of 445.1916 and a maximum return on the Notes of 13.85%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Barrier Level Was Not Breached[1]		Barrier Level Was Breached[2]
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
890.3832	100.00%	$1,138.50	13.85%	$1,138.50	13.85%
845.8640	90.00%	$1,138.50	13.85%	$1,138.50	13.85%
801.3449	80.00%	$1,138.50	13.85%	$1,138.50	13.85%
756.8257	70.00%	$1,138.50	13.85%	$1,138.50	13.85%
712.3066	60.00%	$1,138.50	13.85%	$1,138.50	13.85%
667.7874	50.00%	$1,138.50	13.85%	$1,138.50	13.85%
623.2682	40.00%	$1,138.50	13.85%	$1,138.50	13.85%
578.7491	30.00%	$1,138.50	13.85%	$1,138.50	13.85%
534.2299	20.00%	$1,138.50	13.85%	$1,138.50	13.85%
489.7108	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
467.4512	5.00%	$1,050.00	5.00%	$1,050.00	5.00%
456.3214	2.50%	$1,050.00	5.00%	$1,025.00	2.50%
445.1916	0.00%	$1,050.00	5.00%	$1,000.00	0.00%
422.9320	-5.00%	$1,050.00	5.00%	$950.00	-5.00%
400.6724	-10.00%	$1,050.00	5.00%	$900.00	-10.00%
356.1533	-20.00%	$1,050.00	5.00%	$800.00	-20.00%
311.6341	-30.00%	N/A	N/A	$700.00	-30.00%
267.1150	-40.00%	N/A	N/A	$600.00	-40.00%
222.5958	-50.00%	N/A	N/A	$500.00	-50.00%
178.0766	-60.00%	N/A	N/A	$400.00	-60.00%
133.5575	-70.00%	N/A	N/A	$300.00	-70.00%
89.0383	-80.00%	N/A	N/A	$200.00	-80.00%
44.5192	-90.00%	N/A	N/A	$100.00	-90.00%
0.0000	-100.00%	N/A	N/A	$0.00	-100.00%

[1]	The barrier level will not be breached if the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive.
[2]	The barrier level will be breached if the closing level of the Index is below the barrier level on any day between the pricing date and the final averaging date, inclusive.

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the level of the Index increases from an initial level of 445.1916 to a final level of 489.7108.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the index return of 10.00% is greater than the minimum coupon percentage but less than the maximum return, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

The total return on the investment of the Notes is 10.00%.

Example 2: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the level of the Index increases from an initial level of 445.1916 to a final level of 623.2682.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the index return of 40.00% is greater than the minimum coupon percentage and the greater than the maximum return, the investor receives a payment at maturity of $1,138.50 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 13.85%) = $1,138.50

The total return on the investment of the Notes is 13.85% and subject to the maximum return.

Example 3: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the level of the Index increases from an initial level of 445.1916 to a final level of 456.3214.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the index return of 2.50% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

The total return of the investment of the Notes is 5.00%.

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Example 4: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the level of the Index decreases from the initial level of 445.1916 to a final level of 400.6724.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final averaging date, inclusive, and the index return of -10.00% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

The total return of the investment of the Notes is 5.00%.

Example 5: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final averaging date, inclusive, and the level of the Index increases from the initial level of 445.1916 to a final level of 456.3214.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final averaging date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 2.50%) = $1,025.00

The total return on the investment of the Notes is 2.50%.

Example 6: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final averaging date, inclusive, and the level of the Index decreases from the initial level of 445.1916 to a final level of 400.6724.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final averaging date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × -10.00%) = $900.00

The total return on the investment of the Notes is -10.00%.

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the closing level of the Index never goes below the barrier level, by entitling you to a return equal to the greater of the minimum coupon percentage and the index return, up to the maximum return. The maximum return on the Notes will be set on the pricing date and will not be less than 13.85%, or $1,138.50 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the index return but only to the extent that the closing level of the Index never falls below the barrier level between the pricing date and the final averaging date, inclusive.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

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In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value). Additionally, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls. It is also possible that the Internal Revenue Service could assert that your Notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. If the closing level of the Index declines below the barrier level on one or more days between the pricing date and the final averaging date, inclusive, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level of the Index is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 13.85%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Prices of Commodities are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index or its components and, as a result, the market value of the Notes, and the amount you will receive at maturity.

•

Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index on the Averaging Dates—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and the payment you receive at maturity.

•

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these

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limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index, therefore, the value of the Notes.

•

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Notes—The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that may change in the United States and, in some cases, in other countries. For example, the United States Congress is currently considering legislation and legislation was passed by the House of Representatives in December 2009 (although that legislation has not yet been passed by the Senate) intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. If enacted, certain of the legislative proposals would, among other things, require the Commodity Futures Trading Commission (the “CFTC”) to adopt rules, apply existing rules, or modify its application of such rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” or “legitimate” hedging purposes, as defined in the proposed legislation. Under certain of the legislative proposals, the CFTC would also have the authority to impose limits on the over-the-counter positions. In addition, the CFTC recently issued proposed rules that, if adopted in the form proposed, would establish “hard” position limits on futures on energy commodities and would restrict the availability of hedge exemptions. The proposal requests comments from the public over a 90 day period ending in April 2010. It is unclear whether the proposed rules will be adopted, and whether they will be modified prior to their adoption. The adoption of the proposed rules by the CFTC, or legislative action by the Congress, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 2, 2002 through April 9, 2010. The closing level of the Index on April 9, 2010 was 445.1916.

We obtained the closing levels of the Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any day between the pricing date and the final averaging date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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